UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2006	Commission File Number: 001-14678

CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant's name into English)

Commerce Court
Toronto, Ontario
Canada M5L 1A2
(Address of principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐           Form 40-F ☒

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐             No ☒

The following document is hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby is) incorporated by reference into the Registration Statement on Form F-3 (File No. 333-104577) and the Registration Statements on Form S-8 (File Nos. 333 130283 and 333-09874):

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: February 14, 2006	By:	/s/ Linda A. Wallace
Name: Linda A. Wallace
Title: Authorized Signatory

	By:	/s/ William Haney
Name: William Haney
Title: Authorized Signatory

Exhibit Index

Exhibit Number	Description of Document

12.1	Computation of Ratio of Earnings to Fixed Charges

Exhibit 12.1

Canadian Imperial Bank of Commerce

Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended October 31,
	2005	2004	2003	2002	2001
	(C$ millions except ratios)

Canadian GAAP(1)
Earnings:
Income before income taxes, minority interests and income/loss from equity investees	828	2,848	2,162	282	1,737
Fixed charges, excluding interest on deposits	2,190	1,757	2,095	1,626	2,568
Subtotal	3,018	4,605	4,257	1,908	4,305
Interest on Deposits	4,346	3,391	3,776	4,647	7,889
Total	7,364	7,996	8,033	6,555	12,194
Fixed Charges:
Interest expense, excluding interest on deposits	1,978	1,545	1,883	1,478	2,442
Interest component of rental expense (2)	211	212	219	146	124
Interest capitalized	-	13	78	23	-
Amortization of subordinated indebtedness	-	-	-	2	2
Subtotal	2,189	1,770	2,180	1,649	2,568
Interest on Deposits	4,346	3,391	3,776	4,647	7,889
Total	6,535	5,161	5,956	6,296	10,457
Ratio of Earnings to Fixed Charges:
Excluding interest on Deposits	1.38	2.60	1.95	1.16	1.68
Including interest on Deposits	1.13	1.55	1.35	1.04	1.17

U.S. GAAP

Earnings:
Income before income taxes, minority interests and income/loss from equity investees	710	2,974	2,515	(268)	2,031
Fixed charges, excluding interest on deposits	2,190	1,649	1,982	1,515	2,462
Subtotal	2,900	4,623	4,497	1,247	4,493
Interest on Deposits	4,346	3,391	3,776	4,647	7,889
Total	7,246	8,014	8,273	5,894	12,382
Fixed Charges:
Interest expense, excluding interest on deposits	1,978	1,437	1,770	1,367	2,336
Interest component of rental expense (2)	211	212	219	146	124
Interest capitalized	-	13	78	23	-
Amortization of subordinated indebtedness	-	-	-	2	2
Subtotal	2,189	1,662	2,067	1,538	2,462
Interest on Deposits	4,346	3,391	3,776	4,647	7,889
Total	6,535	5,053	5,843	6,185	10,351
Ratio of Earnings to Fixed Charges:
Excluding interest on Deposits	1.32	2.78	2.18	(3)	1.82
Including interest on Deposits	1.11	1.59	1.42	(3)	1.20

(1)	Ratios for the twelve month period ended October 31 for the years 2001 through 2004 have been restated due to retroactive adoption of amendments to the Canadian Institute of Chartered Accountants handbook section "Financial Instruments--Disclosure and Presentation" on November 1, 2004.

(2)	The interest component of rental expense is 30% of rent expense because it is the proportion deemed representative of the interest factor.

(3)	Earnings for the year ended October 31, 2002 were inadequate to cover fixed charges as calculated under U.S. GAAP (both excluding and including interest on deposits) by C$291 million.